Corporate Office

7575 West Jefferson Blvd.

Fort Wayne, Indiana 46804

(260) 969-3500

(260) 969-3591 fax

www.steeldynamics.com

November 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Jennifer Angelini

   Sergio Chinos

RE	Steel Dynamics, Inc.

Form 10-K for the Year Ended December 31, 2020

Filed March 1, 2021

File No. 000-21719

Ladies and Gentlemen:

On behalf of Steel Dynamics, Inc. (the “Company”), this letter is being submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the letter dated October 29, 2021 (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Form 10-K”).

The numbered paragraphs and headings correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference. All page numbers refer to the page numbers contained in the referenced filing.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

1.	We note your response to prior comment 2, and reissue our comment. Your statement that you have not experienced any material indirect consequences of climate-related regulation or business trends appears to be conclusory without providing sufficient detail. Please provide us with additional support for your conclusion, including with regard to the individual items noted in our prior comment.

Response

The Company respectfully acknowledges the Staff’s comment and confirms that it did not experience during the periods covered by the Form 10-K, or reasonably expect at the time of the filing of the Form 10-K, any material indirect consequences of climate-related regulation or business trends, including those specifically listed in the Staff’s prior comment 2. The Company maintains a robust program of internal controls over financial reporting, including financial statement and other disclosures, consistent with the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria), and the Sarbanes-Oxley Act of 2002. Effective internal controls and procedures are in place to ensure full and fair disclosure of material information pertaining to the Company’s business is accurate, complete, timely and understandable, in accordance with the requirements of the SEC, the Nasdaq Stock Market and applicable law.

The Company’s annual reports are prepared under the direction of its Chief Financial Officer, and is supervised and reviewed by its Vice President and Corporate Controller and its Financial Accounting and Reporting Director, all of which are familiar with SEC reporting requirements. On a routine basis, information is sought from each reporting division to understand overall operating results, any current or anticipated business trends and significant unusual or infrequent transactions or events (which includes any significant weather-related events) in their respective operations.

When unusual or infrequent transactions or events are identified, follow-up discussions may include, among others, the Company’s Senior Executives, Vice Presidents and General Managers for the impacted reporting division, and other employees at the reporting division. Based upon a clear understanding of the reporting divisions overall operating results, business trends and significant unusual or infrequent transactions or events, the necessity for financial or other disclosures is evaluated based upon current financial and other disclosure guidance, which are reviewed by the Financial Accounting and Reporting Director and the Vice President and Corporate Controller, prior to being provided to our external auditors.

Once the annual report has been drafted and internally reviewed by the Company’s Director of Financial Accounting and Reporting, Vice President and Corporate Controller and Chief Financial Officer, it is then distributed to the Company’s external auditors and legal counsel for further review. Finally, prior to issuance, the relevant annual report is then provided to the Company’s full Board of Directors for review and signing.

During the period covered by the Form 10-K, the Company did not experience or reasonably expect to experience any material decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources. Steel remains a vital component of the United States infrastructure and defense programs. The Company attributed any decreased demand in steel during 2020 to COVID-19 and related shutdowns. The Company also did not experience or reasonably expect to experience any material increased demand for goods or services that result in lower emissions than competing products. The Company believes that its circular manufacturing model, by which end-of-life steel products are recycled and used as a raw material in its steel manufacturing process is important to some customers, it is not a driver of any material increased demand. The Company also did not experience or reasonably expect to experience any material increased competition to develop innovative new products and services that result in lower emissions. At the time of filing the Form 10-K, the Company had not received requests from customers or potential customers to develop new products that result in lower emissions and which would have a material impact on the Company. Finally, given the Company’s use of technology that generates lower greenhouse gas emissions than many of its competitors, it did not anticipate any material reputational risks resulting from operations or products that produce material greenhouse gas emissions.

The Company will continue to employ its robust program to ensure it has effective disclosure controls and procedures to provide full and fair disclosure of material information pertaining to the Company’s business. As part of that program, it will continue to evaluate current and anticipated business trends and disclose any material indirect consequences of any such business trends or climate-related regulation in its future SEC filings.

2.	Your response to prior comment 2 indicates that your products are produced by technology that generates lower greenhouse gas emissions than many of your competitors, yet you have not experienced significant price premiums for your products. Please describe how you analyzed prices and determined whether premiums were significant. Please also tell us what consideration you gave to providing disclosure regarding opportunities resulting from increased demand for goods that generate lower greenhouse gas emissions than competing products.

Response

The Company respectfully acknowledges the Staff’s comment and confirms that during the periods covered by the Form 10-K it did not charge a price premium due to its products being produced by a technology that generates lower greenhouse gas emissions than many of its competitors. As stated on page 33 of the Form 10-K, the Company charges premium prices for certain grades of steel, product dimension, certain smaller volumes and for value-added processing or coating of its steel products. No price premium is achieved relative to the Company’s competitors due to the Company’s products being produced using technology that generates lower greenhouse gas emissions. The Company refers the Staff to the Company’s response to Question 1 of this Comment Letter for a discussion regarding its controlled process for coming to this conclusion, and for our consideration to providing disclosure regarding opportunities resulting from increased demand for goods that generate lower greenhouse gas emissions than competing products.

3.	Your response to prior comment 3 indicates that you have not experienced any material weather-related damages to your property or operations, or a lack of availability or material increase in your insurance programs. Please provide information in support of your conclusions. Describe the weather-related damages you have experienced and the impact on your business, financial condition, and results of operations. Explain how you analyzed materiality and, to the extent you quantified amounts such as weather-related damages and/or changes in the cost or availability of insurance, please provide us with your quantification analysis.

Response

The Company respectfully acknowledges the Staff’s comment. The Company did not experience any weather-related damages to its property or operations in 2020 or 2019. In 2018, the Company’s idled scrap recycling facility located in Wilmington, North Carolina experienced damages related to Hurricane Florence in the aggregate amount of $2.2 million, of which insurance covered all but the $500,000 deductible. Given that the facility was idled, it had no impact on the Company’s business operations, and an exceedingly insignificant impact on its financial condition and results of operations. The $2.2 million in damages represents only .02% of total assets and only .05% of the net book value of property, plant and equipment at December 31, 2018, and the $500,000 loss represents only .03% of 2018 pretax income.

Throughout the period covered by the Company’s Form 10-K, the Company was able to maintain consistent insurance coverage limits. During this period, the Company’s cost of insurance increased by only .18% of pretax income in 2019, and by only .30% of pretax income in 2020, each increase being insignificant to the Company’s results of operations. Additionally, during the Company’s discussions with its insurance brokers during this timeframe, weather-related concerns were not raised as a topic that were driving insurance costs.

*****

If you have any further questions or comments concerning these responses, please contact the undersigned by telephone at 260.969.3567.

Very truly yours,

Steel Dynamics, Inc.

/s/ Theresa E. Wagler
By:	Theresa E. Wagler
Title:	Executive Vice President and Chief Financial Officer